FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

Commission File Number: 000-30666

NETEASE.COM, INC.

26/F, SP Tower D

Tsinghua Science Park Building 8

No. 1 Zhongguancun East Road, Haidian District

Beijing 100084, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N.A.

NETEASE.COM, INC.

Form 6-K

Page
Signature	Page 3

Press Release Regarding License Agreement with Blizzard Entertainment, dated April 16, 2009	Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE.COM, INC.

By:	/s/ Onward Choi
Name:	Onward Choi
Title:	Acting Chief Financial Officer

Date: April 20, 2009

Exhibit 99.1

FOR IMMEDIATE RELEASE

For further information contact:

Lisa Jensen Vice President, Global PR, Blizzard Entertainment 949.854.6200 dir 949.854.7900 fax ljensen@blizzard.com	Roger Sun PR Director, Blizzard China 86-21-31330700 rsun@blizzard.com	Xiaohua Liang PR Manager, Interactive Entertainment, NetEase 86-20-85105757 xhliang@corp.netease.com

BLIZZARD ENTERTAINMENT® TO PARTNER WITH NETEASE IN

MAINLAND CHINA ON WORLD OF WARCRAFT®

New license agreement lays groundwork for continued operation of world’s most popular online game in mainland China following expiration of the current license agreement

Shanghai, CHINA — April 16, 2009 — Blizzard Entertainment, Inc. and NetEase.com, Inc. (NASDAQ: NTES) today announced that Blizzard Entertainment®’s World of Warcraft® will be licensed to an affiliated company of NetEase.com, Inc. in mainland China for a term of 3 years following the expiration of the current license agreement.

Both companies announced a partnership on Blizzard Entertainment’s Warcraft® III, StarCraft® II, and Battle.net® gaming platform last summer. Today’s announcement further enhances the partnership between Blizzard Entertainment and NetEase and promotes a consistent level of quality and service in mainland China for all Blizzard Entertainment games involved in the partnership.

“We appreciate the enthusiasm that Chinese gamers have shown us over the years, and we’ve always worked hard, in collaboration with our partners, to ensure that these players receive the same high-quality service and gameplay experiences that we deliver in other regions,” said Mike Morhaime, CEO and cofounder of Blizzard Entertainment. “This new agreement with NetEase will support that goal for years to come, and we look forward to collaborating with them on a smooth transition for World of Warcraft moving forward.”

“We are excited to be working with Blizzard Entertainment now on World of Warcraft in addition to Warcraft III, StarCraft II, and Battle.net,” stated William Ding, CEO of NetEase. “By combining Blizzard Entertainment’s expertise in developing world-class games with NetEase’s strength in online-game operation in China, I am confident that we will be able to deliver the best gaming experiences in the world to our players.”

Further details on the transition plans for World of Warcraft in mainland China are available at http://wow.163.com. As additional plans are finalized, that website will be updated with more information in the weeks and months ahead.

About Blizzard Entertainment, Inc.

Best known for blockbuster hits including World of Warcraft® and the Warcraft®, StarCraft®, and Diablo® series, Blizzard Entertainment, Inc. (http://www.blizzard.com), a division of Activision Blizzard (NASDAQ: ATVI), is a premier developer and publisher of entertainment software renowned for creating some of the industry’s most critically acclaimed games. Blizzard Entertainment’s track record includes eleven #1-selling games and multiple Game of the Year awards. The company’s online-gaming service, Battle.net®, is one of the largest in the world, with millions of active users.

About NetEase.com Inc.

NetEase.com, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China. NetEase’s online communities and personalized premium services have established a large and stable user base for the NetEase websites. In particular, NetEase provides online game services to Internet users through the licensing or in-house development of massively multiplayer online role-playing games, including Fantasy Westward Journey, Westward Journey Online II, Westward Journey Online III, and TianXia 2.

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves Blizzard Entertainment’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Blizzard Entertainment generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming” and similar expressions to help identify forward-looking statements. Factors that could cause Blizzard Entertainment’s actual future results to differ materially from those expressed in the forward-looking statements set forth in this release include, but are not limited to, sales levels of Blizzard Entertainment’s titles, shifts in consumer spending trends, the impact of the current macroeconomic environment, the seasonal and cyclical nature of the interactive game market, Blizzard Entertainment’s ability to predict consumer preferences among competing hardware platforms (including next-generation hardware), declines in software pricing, product returns and price protection, product delays, retail acceptance of Blizzard Entertainment’s products, adoption rate and availability of new hardware and related software, industry competition, rapid changes in technology and industry standards, protection of proprietary rights, litigation against Blizzard Entertainment, maintenance of relationships with key personnel, customers, vendors and third-party developers, domestic and international economic, financial and political conditions and policies, foreign exchange rates, integration of recent acquisitions and the identification of suitable future acquisition opportunities, Activision Blizzard’s success in integrating the operations of Activision Publishing and Vivendi Games in a timely manner, or at all, and the combined company’s ability to realize the anticipated benefits and synergies of the transaction to the extent, or in the timeframe, anticipated, and the other factors identified in Activision Blizzard’s most recent annual report on Form 10-K and any subsequent quarterly reports on Form 10-Q. The forward-looking statements in this release are based upon information available to Blizzard Entertainment and Activision Blizzard as of the date of this release, and neither Blizzard Entertainment nor Activision Blizzard assumes any obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Blizzard Entertainment or Activision Blizzard and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

This press release also contains statements of a forward-looking nature regarding NetEase’s expectations, plans, intentions or strategies that are forward-looking statements and involve a number of risks and uncertainties. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to uncertainty as to the popularity of the games being licensed by Blizzard or the profitability of the license and joint venture arrangements between NetEase and Blizzard and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.